June 21, 2007

Mr. Marc D. Grodman M.D.
President and CEO
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, NJ 07407

> **Re:** **Bio-Reference Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2006**
> **File No. 000-15266**

Dear Mr. Grodman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2006

Item 9A - Controls and procedures, page 27

1. We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component. Refer to Rule 13a-15(e) of the Exchange Act. In addition, the disclosure should be revised to include the information required by Item 308(c) of Regulation S-K (even if disclosures under Items 308(a) and (b) of Regulation S-K are also provided). Please confirm that in future filings, you will revise your disclosures accordingly.

Report of independent certified public accountant, page 46

2. We note that the second paragraph of the audit report does not appear to meet the requirements of PCAOB Auditing Standard No. 1, since it refers to the auditing standards of the PCAOB rather than the standards of the PCAOB.   PCAOB Rule 3100, Compliance with Auditing and Related Professional Practice Standards, requires the auditor to comply with all applicable auditing and related professional practice standards of the PCAOB. Auditing Standard No. 1, *References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board* as approved by the Commission requires that an auditor's report issued in connection with any engagement performed in accordance with the auditing and related professional practice standards of the PCAOB to state that the engagement was performed in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Such reference should not be limited to the auditing standards of the PCAOB. Accordingly, please direct your auditor to revise its report to conform to Auditing Standards No. 1. Refer to Release No. 34-49708.

Note 2 – Summary of Significant Accounting Policies, page 53

3. We note your disclosure regarding net service revenue on page 54 which indicates that net service revenues are recorded at the estimated net realizable amounts due, and that such estimates are adjusted in future periods as final settlements are determined. We note that in a previous response letter dated March 2, 2005, you stated that there are no settlement amounts in the commercial laboratory industry. Please clarify whether you have historically recorded material adjustments relating to revenue recorded in prior periods. If so, please revise your disclosure to quantify the impact of such adjustments on your financial statements. For example, disclose the impact on net income during fiscal 2006 for adjustments relating to revenue that was recorded in each year prior to fiscal 2006. In addition, quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors may have on your financial position and results of operations. We may have additional comments after reviewing your response.

4. Please revise your disclosures in Critical Accounting Policies to discuss and quantify your significant estimates relating to revenue recognition, such as the allowance for contractual credits. Disclose whether subsequent collections have been materially consistent with the estimated amounts, describe the nature of any significant adjustments, and quantify the nature of the adjustments recorded during each of the past three years.

Note 4- Intangible assets, page 56

5. We note that you have capitalized costs related to acquisitions. Please explain why you believe that these costs represent an asset that should be capitalized in accordance with paragraphs 37-39 and Appendix A of SFAS 141. To the extent that these costs meet the criteria for capitalization under SFAS 141, tell us how you determined the useful life of the assets under SFAS 142. In addition, please tell us how the amortization period reflects the pattern in which the economic benefits of the assets are expected to be consumed or used up. Please advise and revise the financial statements and related disclosures accordingly.

Note 11- Stock options and warrants, page 61

6. We note your disclosures on page 65 regarding the stock options granted to the scientific advisory board members during fiscal 2003 and 2004. Based on your disclosures, it appears that the non-employee awards are measured at the date of grant. Please tell us whether you re-measured the non-employee awards at each subsequent reporting date and if not, why you believe your accounting treatment is in accordance with EITF 96-18. Also, please tell us the specific accounting literature that you believe supports recording deferred compensation for options granted to non-employees. When awards granted to non-employees are subject to vesting provisions, we believe that fixed measurement date accounting is generally not appropriate. We may have further comments upon review of your responses.

7. Considering the comment above, if you continue to believe your accounting for the options granted to non-employees is appropriate, please tell us upon adoption of SFAS 123(R), how your accounting for the deferred compensation related to the awards issued prior to the adoption of SFAS 123(R) complies with paragraph 74 of SFAS 123(R). In addition, explain how you accounted for the unrecognized compensation cost related to these awards. Please advise and revise the financial statements and disclosures as appropriate.

Note 18 – Acquisitions, page 71

8. We note that your disclosures regarding the acquisition of GeneDx do not include all of the information required by paragraphs 51-55 of SFAS 141 and paragraph 44 of SFAS 142. Please revise your disclosures to include this information, or tell us why you believe that these disclosures are not required. Provide all supporting calculations, including those regarding pro forma disclosures.

Other 1934 Act filings

9. Please revise your interim financial statements as necessary to conform to any changes made in the annual financial statements as a result of our comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies